SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: Hamilton Lane Venture Capital and Growth Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

110 Washington Street, Suite 1300

Conshohocken, Pennsylvania 19428

Telephone Number (including area code): (888) 882-8212

Name and address of agent for service of process:

Andrew Schardt

Hamilton Lane Advisors, L.L.C.

110 Washington Street, Suite 1300

Conshohocken, Pennsylvania 19428

With copies of Notices and Communications to:

Ryan P. Brizek, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Conshohocken in the Commonwealth of Pennsylvania on the 18th day of December 2024.

HAMILTON LANE VENTURE CAPITAL AND GROWTH FUND

By:	/s/ Keith Kleinman
Name:	Keith Kleinman
Title:	Secretary

Attest :	/s/ Adam Shane
Name:	Adam Shane
Title:	Witness